UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-33447

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM TECHNOLOGY CORPORATION

555 South Flower Street, Suite 3700

Los Angeles, California 90071

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM TECHNOLOGY CORPORATION
RETIREMENT & SAVINGS PLAN

Dated: June 27, 2014	By:	/s/ Bernie Knobbe
Bernie Knobbe
Vice President, Global Benefits
Chairman, Americas Stock and Pension Committee
AECOM Technology Corporation

AECOM Technology Corporation

Retirement & Savings Plan

Financial Statements as of

December 31, 2013 and 2012

and for the Year Ended December 31, 2013,

Supplemental Schedule as of December 31, 2013 and

Report of Independent Registered Public Accounting Firm

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Americas Stock and Pension Committee

AECOM Technology Corporation Retirement & Savings Plan

We have audited the accompanying statements of net assets available for benefits of AECOM Technology Corporation Retirement & Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Los Angeles, California
June 27, 2014

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Investments—at fair value (Notes B, C, D and E)	$1,876,711,291	$1,597,705,852

Receivables:
Notes from participants (Note A)	15,294,598	15,179,587
Other receivables	—	543,178
Accrued income	276,309	162,536
Total receivables	15,570,907	15,885,301

Total assets	1,892,282,198	1,613,591,153

LIABILITIES:
Payables:
Other payables	102,968	—
Accrued expenses	150,821	—
Total payables	253,789	—

Net Assets Available for Benefits—at fair value	1,892,028,409	1,613,591,153

Adjustment from fair value to contract value for interest in a collective investment trust relating to fully benefit-responsive investment contracts	(1,491,446)	(2,678,383)

Net Assets Available for Benefits	$1,890,536,963	$1,610,912,770

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME (Note C)
Net appreciation in fair value of investments	$304,765,382
Interest and dividends	50,327,309
Net investment income	355,092,691

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	630,344

CONTRIBUTIONS:
Employer	22,887,971
Employee	89,997,208
Total contributions	112,885,179

Total additions	468,608,214

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants (Note F)	(188,238,188)
Administrative expenses	(745,833)

Total deductions	(188,984,021)

NET INCREASE	279,624,193

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,610,912,770

End of year	$1,890,536,963

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

A.       DESCRIPTION OF THE PLAN

The following brief description of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement and the Summary Plan Description for more complete information.

General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM Technology Corporation (“AECOM” or the “Company”) and various subsidiaries meeting certain age and employment requirements.  The Plan is administered by the Americas Stock and Pension Committee appointed by the AECOM Board of Directors.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Internal Revenue Service Code (the “Code”) and is intended to qualify as a profit sharing plan which may, but need not, invest up to 100% in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA.  Assets of the Plan, except for assets in the separately managed accounts, are held by Bank of America, N.A. (the “Trustee”), and assets in the separately managed accounts are held by Northern Trust Corporation (the “Custodian”).

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee, at its discretion, is permitted to vote for any share for which instructions have not been given by a participant.

Eligibility — Employees become eligible to participate in the Plan on the first day of the second calendar month of service.  If the employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an eligible employee of the Company on that date.  “Eligible employee” shall mean a person who is an employee of the Company working 20 hours or more per week, excluding (i) any leased employee described in Section 414(n) of the Code, (ii) any employee who is covered by a collective bargaining agreement between employee representatives and the Company unless such bargaining agreement specifically provides otherwise, (iii) any employee who is compensated on an hourly rate or other rate basis if such employee is not included in a designated eligible payroll classification code so designated by the Company, and (iv) any person who is a non-resident alien who receives no earned income (within the meaning of Code Section 911(b)) from sources within the United States.

Employee Contributions:

After-Tax Contributions — Participants may elect to make after-tax contributions in percentages from 0.5% to 50% of compensation.

Tax-Deferred Contributions — Participants may elect to make tax-deferred contributions in percentages from 0.5% to 50% of eligible compensation limited to a maximum annual amount specified by the Code ($17,500 in 2013).

Roth Contributions — Participants may elect to make Roth contributions in percentages from 0.5% to 50% of eligible compensation.

The total of all participant contributions is limited to 50% of employee compensation.

Catch-Up Contributions — Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to $5,500 in 2013).

Participants may also contribute amounts representing rollovers from other qualified plans.

Participant Accounts — An account is maintained for each participant, which is credited with the participant’s contributions and rollovers, the Company match, and allocations of the earnings, and charged with allocations of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

A.       DESCRIPTION OF THE PLAN (Concluded)

Employer Contributions — The participants’ pre-tax, Roth, and after-tax contributions made to the Plan up to 6% of eligible compensation are matched 50% by the Company.  The Company’s match is allocated 50% to the participant’s selected investment allocations and 50% to Company common stock.  Company common stock is acquired on the open market.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts.  A participant is 100% vested in any Company matching contributions after three years of credited service (0% up to three years) or upon attaining age 65, becoming disabled or deceased while employed at the Company.  Vesting of Company contributions and earnings thereon are based on years of continuous service.  The portion of a participant’s account balance that is not vested upon termination of employment is forfeited at the time the participant receives a distribution or as of the end of the plan year in which the participant incurs five consecutive breaks in service, whichever occurs first.  These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.  The balance in the forfeiture account was $648,408 and $171,703 at December 31, 2013 and 2012, respectively.  The forfeited amounts applied to reduce the Company’s contributions for the year ended December 31, 2013 was $878,361.

Notes Receivable from Participants — Active participants may obtain loans from the Plan with the consent of the Plan Administrator.  The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance.  The interest rates are no less than 1% over the prime rate as provided by Merrill Lynch Investments.  The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed.  These loans are secured by a promissory note from the participant and his or her vested interest in the Plan.  A note in default becomes a distribution and is considered a taxable event subject to all taxes and penalties applicable to such distributions.  The notes are recorded at cost plus accrued interest.

Accounting guidance requires that the participant loans be classified as notes receivable from participants, which are segregated from plan investments.  Notes receivable from participants have been classified as an investment asset for the Form 5500 reporting purposes.

Distributions — Generally, distributions are made when a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives).  Distributions are made in one single lump-sum in the form of cash or in-kind distribution.  Annuity distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered as a protected benefit.  Certified hardship withdrawals are permitted on vested amounts for certain substantiated financial reasons.  If the participant takes a hardship withdrawal, the participant will be suspended from making further contributions to the Plan for a six-month period.

B.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 962-325, “Plan Accounting — Defined Contribution Pension Plans, Investments-Other” (ASC 962-325), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in these investment contracts through collective investment trusts.

As required by ASC 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trusts as well as the adjustment of the investment in the collective investment trusts from fair value to contract value relating to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

B.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition — Other than the fully benefit-responsive investment contracts, as described previously, investments held by the Plan are reported at fair value.  Fair value of AECOM common stock is based on publicly quoted market prices.  Fair value of mutual funds is based on quoted market prices.  Investments in collective investment trusts are stated at net asset value of the applicable fund as determined by the administrator of the collective trust.  The cost of investments sold or distributed is determined on the basis of average cost for each participant.  Purchases and sales of securities are reflected on the trade date.  Transactions pending clearing with brokers not settled at year-end are recorded as other receivables or payables on the statement of net assets available for benefits.  Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned.  Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits — Benefits are recorded when paid by the Plan.

Administrative Expenses — The Plan incurs monthly recordkeeping and administrative expenses.  Specific participant transaction expenses are deducted from participant accounts directly.  Plan expenses that cannot be directly charged to a specific participant transaction may be paid, in whole or in part, from revenue sharing payments that the Plan receives from certain participating funds.  For the year ended December 31, 2013, the Plan incurred $745,833 of recordkeeping and administrative expenses.

Fair Value Measurements — The Plan’s investments, which are stated at fair value, are disclosed in accordance with the established framework and disclosure requirements described in the FASB ASC No. 820-10, “Fair Value Measurements and Disclosures” (ASC 820-10), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 — Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability;

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

B.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

AECOM Technology Corporation Common Stock

AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within Level 1 of the valuation hierarchy.

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities.  These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan.  These investments are valued using the NAV provided by the administrator of the collective trust.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active.  The composition and valuation of the collective investment trusts that were classified as Level 2 are described in Note D.

Separately Managed Accounts

Separately managed accounts are not mutual funds registered under the Investment Company Act of 1940, but instead are individual managed investment accounts managed by an investment adviser.  The underlying investments include investments in publicly traded common stock, in both domestic and foreign markets, and in money market funds.  The fair values of the underlying assets of the separately managed accounts are priced by the investment advisor using the last quoted sale price listed or regularly traded on a securities exchange or in the over-the-counter market or, for certain markets, the official closing price at the time the valuations are made. Because the underlying assets are valued using quoted prices available in active markets, they are classified within Level 1.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV.  The NAV is a quoted price in active markets.  The money market funds are classified within Level 1 of the valuation hierarchy.

Common Stocks

Common stocks are valued at the closing quoted price reported on active markets and are classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

B.       SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions of model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  We evaluate the significance of transfers between levels based on the nature of the financial instruments’ size or the transfer relative to total net assets available for benefits.  For the years ended December 31, 2013 and 2012, there were no transfers between levels.

C.       INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012

*AECOM Technology Corporation Common Stock	$227,237,635	$239,389,532
Fidelity Investments Growth Company Fund (Mutual Fund)	183,468,311	142,791,235
Fidelity Investments Balanced Fund (Mutual Fund)	123,366,536	109,915,532
PIMCO Total Return Fund Institutional Class Fund (Mutual Fund)	108,905,225	124,363,202
Fidelity Investments Managed Income Portfolio II Class IV Fund (Collective Investment Trust)	105,953,666	—
Vanguard Institutional Index Fund (Mutual Fund)	96,480,046	**
Oakmark Fund Class I (Mutual Fund)	96,298,631	**
Fidelity Investments Blended Stable Value Fund (Collective Investment Trust)	—	98,761,508

*Portion of investments are non-participant directed.

**The balance was less than 5% of the Plan’s net assets in the year indicated.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

AECOM common stock	$58,700,293
Collective investment trusts	19,741,232
Common stocks	9,601,420
Separately managed accounts	6,198,481
Mutual funds	210,523,956

Net appreciation in fair value of investments	$304,765,382

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

D.       FAIR VALUE MEASUREMENTS

Below are the Plan’s investments carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B.

	As of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
AECOM common stock	$227,237,635	$—	$—	$227,237,635

Mutual funds:
Growth funds	389,099,361	—	—	389,099,361
Money market funds	68,268,315	—	—	68,268,315
Blend funds	739,178,501	—	—	739,178,501
Fixed income funds	109,146,318	—	—	109,146,318
Total mutual funds	1,305,692,495	—	—	1,305,692,495

Collective investment trusts	—	105,953,666	—	105,953,666

Self-directed brokerage accounts
Mutual Funds
Growth funds	6,307,023	—	—	6,307,023
Money market funds	17,698,134	—	—	17,698,134
Blend funds	2,527,992	—	—	2,527,992
Fixed income funds	5,211,653	—	—	5,211,653
Other funds	2,973,174	—	—	2,973,174
Common Stocks			—
Financials	4,238,408	—	—	4,238,408
Technology	8,368,405	—	—	8,368,405
Energy	2,538,896	—	—	2,538,896
Materials	2,139,433	—	—	2,139,433
Industrials	4,954,452	—	—	4,954,452
Consumer	6,121,840	—	—	6,121,840
Healthcare	2,347,242	—	—	2,347,242
Exchange traded funds	39,014,161	—	—	39,014,161
Other	2,771,136	—	—	2,771,136
Total self-directed brokerage accounts	107,211,949	—	—	107,211,949

Separately managed accounts
Mutual funds
Money market funds	4,507,625	—	—	4,507,625
Common stocks
Financials	32,369,267	—	—	32,369,267
Technology	16,338,221	—	—	16,338,221
Energy	9,470,933	—	—	9,470,933
Materials	6,420,620	—	—	6,420,620
Industrials	20,023,274	—	—	20,023,274
Consumer	22,734,822	—	—	22,734,822
Healthcare	14,698,600	—	—	14,698,600
Other	4,052,184	—	—	4,052,184
Total separately managed accounts	130,615,546	—	—	130,615,546

Total investments at fair value	$1,770,757,625	$105,953,666	$—	$1,876,711,291

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

D.       FAIR VALUE MEASUREMENTS (Continued)

	As of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
AECOM common stock	$239,389,532	$—	$—	$239,389,532

Mutual funds:
Growth funds	295,512,934	—	—	295,512,934
Money market funds	71,180,769	—	—	71,180,769
Blend funds	622,034,706	—	—	622,034,706
Fixed income funds	124,363,202	—	—	124,363,202
Total mutual funds	1,113,091,611	—	—	1,113,091,611

Collective investment trusts	—	176,451,285	—	176,451,285

Self-directed brokerage accounts
Mutual Funds
Growth funds	6,334,262	—	—	6,334,262
Money market funds	14,991,587	—	—	14,991,587
Blend funds	1,783,549	—	—	1,783,549
Fixed income funds	3,286,655	—	—	3,286,655
Other funds	1,540,789	—	—	1,540,789
Common Stocks			—
Financials	3,045,770	—	—	3,045,770
Technology	4,518,108	—	—	4,518,108
Energy	1,797,684	—	—	1,797,684
Materials	1,636,037	—	—	1,636,037
Industrials	1,799,706	—	—	1,799,706
Consumer	3,425,473	—	—	3,425,473
Healthcare	1,155,497	—	—	1,155,497
Exchange traded funds	21,514,381	—	—	21,514,381
Other	1,943,926	—	—	1,943,926
Total self-directed brokerage accounts	68,773,424	—	—	68,773,424

Total investments at fair value	$1,421,254,567	$176,451,285	$—	$1,597,705,852

The composition and valuation of the collective investment trusts that were classified as Level 2 as of December 31, 2013 and 2012 in the tables above are described below.

Fidelity Investments Managed Income Portfolio II Class IV Fund and Blended Stable Value Fund (Collective Investment Trusts)

During the years ended December 31, 2013 and 2012, the Plan held investments in the Fidelity Investments Blended Stable Value Fund.  The Blended Stable Value Fund represented an investment in the Fidelity Investments Managed Income Portfolio II Class II, which is a commingled pool of net assets in the Fidelity Group Trust for Employee Benefit Plans and are managed by Fidelity Management Trust Company (FMTC).  During the year ended December 31, 2013, the Blended Stable Value Fund was renamed to Fidelity Investments Managed Income Portfolio II (MIP II) and was switched from Class II to Class IV.  Each share Class represents an investment in the same portfolio of assets, but with different fee and/or expense structures.  MIP II’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  MIP II invests in short-term bonds and other fixed income securities such as U.S. treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps.  A portion of MIP II is invested in cash equivalents represented by shares in money market funds to provide daily liquidity and help maintain a stable NAV.  The MIP II Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  MIP II enters into third party liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions.  The issuer of the wrap contract guarantees a minimum

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

D.       FAIR VALUE MEASUREMENTS (Concluded)

rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met.  The FMTC normally seeks to minimize the exposure of MIP II to wrap related credit risk through diversification of the wrap contracts across an approved group of issuers, but may have a single wrap issuer for all of the fund’s underlying assets. The wrap contracts accrue interest using crediting interest rates which is based upon a formula agreed with the issuer of the wrap contract with the requirement that the interest rates may not be less than zero percent.  Crediting interest rates are reset monthly.  A wrap issuer may terminate a wrap contract at any time. The fair value of the MIP II Fund equals the total of the fair values of the underlying assets plus wrap contracts.  The fair values of the underlying assets of the MIP II, other than the wrap contracts, are priced using independent third party pricing services or brokers approved by FMTC to value its investments.  The investment in wrap contracts are measured at fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities.

The average yields earned by the Plan for all investments held by the MIP II Fund was approximately 1.59% and 1.73% for the year ended December 31, 2013 and 2012, respectively.  The average yields earned by the Plan for all investments held by the MIP II Fund based on the actual interest rates credited to the participants was approximately 1.14% and 1.28% for the year ended December 31, 2013 and 2012, respectively.

Fidelity Investments Pyramis Large Cap Core Commingled Pool - Class C (Collective Investment Trust)

During the year ended December 31, 2012, the Plan held investments in the Pyramis Large Cap Core Commingled Pool — Class C.  The Pyramis Large Cap Core Commingled Pool — Class C (the “Pool”) is a commingled pool of the Pyramis Group Trust for Employee Benefit Plans. It is managed by Pyramis Global Advisors Trust Company (“PGATC”); a non-depository limited purpose trust company.  The Pool seeks to achieve excess return relative to the S&P 500.  The Pool will look to invest in securities that have sustainable competitive advantages in their respective industries, or in market leaders expected to sustain strong earnings growth in their respective markets.  The Pool is not constrained by any particular investment style although generally, it will invest in companies with market capitalizations greater than $1 billion.  Although substantially all of the Pool’s investments are equity securities that have active markets, the Pool may use futures, index options, and exchange traded funds to enable it to remain fully invested, while being able to respond to participant cash flows.

The Pool’s unit price or NAV is calculated by dividing its total assets less its total liabilities by the number units outstanding.  The fair values of the underlying assets of the Pool are priced using independent third party pricing services or brokers approved by PGATC to value its investments.

The Plan sold its interest in this investment during 2013 and held no investment units as December 31, 2013.

Net Asset Value per Share

The following tables summarize Level 2 investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio II Class IV Fund	$105,953,666	n/a	Daily	None

December 31, 2012	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Pyramis Large Cap Core Commingled Pool Class C	$77,689,777	n/a	Daily	None
Fidelity Investments Blended Stable Value Fund	98,761,508	n/a	Daily	None

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

E.       NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the investments in AECOM common stock is nonparticipant directed.  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2013 and 2012 and for the year ended December 31, 2013:

	2013	2012

Net assets—AECOM common stock	$95,803,384	$93,609,663

Changes in net assets:
Net appreciation in fair value of investments	$22,794,380
Employer contributions	12,743,852
Benefits paid to participants	(8,580,802)
Administrative expenses	(4,334)
Net change before transfers	26,953,096

Net transfers out to other Plan investments	(24,759,375)

Net change	2,193,721

Net assets of nonparticipant-directed investments—beginning of year	93,609,663

Net assets of nonparticipant-directed investments—end of year	$95,803,384

Participants can transfer their investments in AECOM common stock to other investment options and make withdrawals, subject to vesting conditions, out of the Plan at any time.

F.       BENEFITS PAYABLE

Net assets available for benefits at December 31, 2013 and 2012 include $236,650 and $1,286,034, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

G.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of AECOM.  In addition, AECOM charges the Plan for certain administrative labor costs.  The total cost of administrative labor charged to the Plan by AECOM during the year ended December 31, 2013 was $38,819.  AECOM is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan holds self-directed brokerage accounts and investments managed by Bank of America, N.A. and their affiliates, and these transactions qualify as party-in-interest transactions.  The Plan also holds common stock in Northern Trust Corporation and investments managed by Northern Trust Corporation, and these transactions also qualify as party-in-interest transactions.

H.       PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

I.        TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 25, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

I.        TAX STATUS (Concluded)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements.

J.       RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements.  The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of AECOM common stock, which is a single security.

K.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$1,890,536,963	$1,610,912,770

Adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	1,491,446	2,678,383

Amounts allocated to withdrawing participants	(236,650)	(1,286,034)

Net assets available for benefits per Form 5500	$1,891,791,759	$1,612,305,119

The following is a reconciliation of the total net increase per the financials statement for the year ended December 31, 2013 to Form 5500:

2013

Total net increase per financial statements	$279,624,193

Net change in adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	(1,186,937)

Net change in amounts allocated to withdrawing participants	1,049,384

Total net increase per Form 5500	$279,486,640

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	AECOM Technology Corporation Common Stock***	7,721,292 shares	$129,715,875	$227,237,635
	Registered Investment Companies:
	American EuroPacific Growth Fund Class R6	1,632,747 shares	**	80,053,594
	Baron Growth Fund Class I	913,505 shares	**	66,795,482
	BlackRock Advisors BIF Money Fund	236,675 shares	**	236,675
	BlackRock Advisors FFI Premier Institutional Fund	68,031,640 shares	**	68,031,640
	Dodge & Cox International Stock Fund	1,648,052 shares	**	70,932,160
	Fidelity Investments Balanced Fund	5,422,705 shares	**	123,366,536
	Fidelity Investments Growth Company Fund	1,530,433 shares	**	183,468,311
	Franklin Templeton Global Total Return Fund Class R6	17,872 shares	**	241,093
	ING Real Estate Fund (Class I)	1,528,170 shares	**	26,498,475
	Morgan Stanley Global Real Estate Portfolio Fund Class IS	476,075 shares	**	4,717,906
	Neuberger Berman Socially Responsive Fund Investor	454,793 shares	**	15,872,280
	Oakmark Fund Class I	1,513,416 shares	**	96,298,631
	PIMCO Total Return Fund Institutional Class	10,187,580 shares	**	108,905,225
	Principal Diversified Real Asset Fund Class I	8,834 shares	**	106,269
	Prudential Jennison Small Company Fund Q	746,641 shares	**	21,167,284
	Vanguard Explorer Fund Admiral Shares	372,228 shares	**	35,789,742
	Vanguard Extended Market Index Fund	1,057,708 shares	**	66,371,159
	Vanguard Institutional Index Fund	569,944 shares	**	96,480,046
	Vanguard PRIMECAP Core Fund	1,789,603 shares	**	34,789,881
	Vanguard Target Retirement 2010 Fund	603,951 shares	**	15,461,157
	Vanguard Target Retirement 2015 Fund	1,196,351 shares	**	17,670,098
	Vanguard Target Retirement 2020 Fund	2,163,579 shares	**	58,654,615
	Vanguard Target Retirement 2025 Fund	263,589 shares	**	4,151,522
	Vanguard Target Retirement 2030 Fund	2,030,671 shares	**	56,127,757
	Vanguard Target Retirement 2035 Fund	101,688 shares	**	1,726,665
	Vanguard Target Retirement 2040 Fund	1,170,676 shares	**	33,153,546
	Vanguard Target Retirement 2045 Fund	44,998 shares	**	799,160
	Vanguard Target Retirement 2050 Fund	329,596 shares	**	9,291,304
	Vanguard Target Retirement 2055 Fund	10,688 shares	**	324,395
	Vanguard Target Retirement Income Fund	656,791 shares	**	8,209,887
				1,305,692,495
	Common/Collective Investment Trust Funds:
	Fidelity Investments Managed Income Portfolio II Class IV Fund	105,953,666 shares	**	105,953,666
		Various investments, including registered investment companies, common stocks, ETFs
*	Assets in Bank of America, N.A. Self-Directed Brokerage Accounts	and money market funds	**	107,211,949

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Separately Managed Account Fund Investments:
	Frontier Capital Management Small Cap Value Fund
	Common Stock
	First Horizon National Corp		42,700 shares	**	497,455
	Advanced Energy Industries Inc.		30,200 shares	**	690,372
	Allscripts Healthcare Solutions Inc.		18,300 shares	**	282,918
	Altra Industrial Motion Corp		26,500 shares	**	906,830
	Argo Group International Holdings		19,000 shares	**	883,310
	Aspen Insurance Holdings		21,700 shares	**	896,427
	Atmel Corp		56,200 shares	**	440,046
	Boise Cascade Co		7,000 shares	**	206,360
	Bonanza Creek Energy Inc.		10,600 shares	**	460,782
	Briggs & Stratton Corp		7,100 shares	**	154,496
	Cabot Corp		6,500 shares	**	334,100
	Carlisle Panies Inc.		5,800 shares	**	460,520
	Carrizo Oil & Gas Inc	.	18,300 shares	**	819,291
	Celadon Group Inc.		31,200 shares	**	607,776
	Chicos Fas Inc.		14,000 shares	**	263,760
	Ciber Inc.		61,400 shares	**	254,196
	Columbus McKinnon Corp		700 shares	**	18,998
	Comstock Resources Inc.		24,000 shares	**	438,960
	CRA International Inc.		7,000 shares	**	138,600
	Crocs Inc.		26,000 shares	**	413,920
	Cytec Industries		2,100 shares	**	195,636
	E Trade Financial Corp		36,800 shares	**	722,752
	Eagle Materials Inc.		5,400 shares	**	418,122
	Emulex Corp		46,100 shares	**	330,076
	Encore Wire Corp		10,200 shares	**	552,840
	Endurance Specialty Holdings Ltd		9,000 shares	**	528,030
	Entropic Communications Inc.		36,700 shares	**	172,857
	Fairchild Semiconductor Intl Inc.		23,400 shares	**	312,390
	First Midwest Bancorp Inc.		37,000 shares	**	648,610
	Flushing Financial Corp		32,100 shares	**	664,470
	Furmanite Corp		32,000 shares	**	339,840
	Glatfelter		7,400 shares	**	204,536
	Harsco Corp		14,400 shares	**	403,632
	HCC Insurance Holdings Inc.		17,100 shares	**	788,994
	HNI Corp		9,000 shares	**	349,470
	Hub Group Inc.		4,200 shares	**	167,496
	Ingram Micro Inc.		27,700 shares	**	649,842
	Insight Enterprises Inc.		17,600 shares	**	399,696
	Integrated Device Technology Inc.		22,700 shares	**	231,313

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Frontier Capital Management Small Cap Value Fund (Continued)
	Common Stock (Continued)
	International Speedway Corp	5,500 shares	**	195,195
	Itron Inc.	3,600 shares	**	149,148
	Jabil Circuit Inc.	23,600 shares	**	411,584
	Kraton Performance Polymers Inc.	13,400 shares	**	308,870
	Lennox Intl Inc.	8,000 shares	**	680,480
	Littelfuse Inc.	3,000 shares	**	278,790
	Merit Medical Systems Inc.	14,200 shares	**	223,508
	Modine Manufacturing Company	55,200 shares	**	707,664
	MRC Global Inc.	13,800 shares	**	445,188
	National Retail Properties Inc.	13,400 shares	**	406,422
	Navigators Group Inc.	11,400 shares	**	720,024
	NII Holdings Inc.	39,800 shares	**	109,450
	On Semiconductor Corp	67,700 shares	**	557,848
	Peri Semiconductor Corp	38,100 shares	**	337,566
	Piedmont Natural Gas Inc.	5,100 shares	**	169,116
	Pinnacle Financial Partners Inc.	21,700 shares	**	705,901
	Parkway Properties Inc.	23,000 shares	**	443,670
	Popular Inc.	21,400 shares	**	614,822
	Portland General Electric Co	19,200 shares	**	579,840
	Primoris Services Corp	10,200 shares	**	317,526
	Quiksilver Inc.	29,700 shares	**	260,469
	Renasant Corp	22,500 shares	**	707,850
	Saia Inc.	20,500 shares	**	657,025
	Sandridge Energy Inc.	55,700 shares	**	338,099
	Selective Insurance Group Inc.	32,800 shares	**	887,568
	Southwest Gas Corp	6,200 shares	**	346,642
	Symmetry Medical Inc.	39,600 shares	**	399,168
	Tidewater Inc.	5,400 shares	**	320,058
	Triquint Semiconductor Inc.	75,000 shares	**	625,500
	Texas Capital Bancshares Inc.	4,700 shares	**	292,340
	Unitil Corp	11,200 shares	**	341,488
	Virtusa Corp	16,600 shares	**	632,294
	Wabash National Corp	38,700 shares	**	477,945
	Washington Federal Inc.	21,600 shares	**	503,064
	Wesco International Inc.	2,400 shares	**	218,568
	Westar Energy Inc.	20,100 shares	**	646,617
	WSFS Financial Corp	9,700 shares	**	752,041
*	Northern Trust Company Coltv Short Term Investment Fund	518,552 shares	**	518,552
	Total Frontier Capital Management Small Cap Value Fund			34,537,619

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	T. Rowe Price US Dividend Growth Equity Fund
	Common Stock
	Potash Corp	8,900 shares	**	293,344
	Pernod Ricard S A	31,300 shares	**	711,136
	Nestle S A	8,700 shares	**	640,233
	Barclays Plc	27,300 shares	**	494,949
	Accenture Plc New	16,200 shares	**	1,331,964
	Agilent Technologies Inc.	13,400 shares	**	766,346
	Airgas Inc.	2,400 shares	**	268,440
	Allstate Corp	13,900 shares	**	758,106
	American Express Co	13,400 shares	**	1,215,782
	American Tower Corp	6,300 shares	**	502,866
	Amerisourcebergen Corp	11,200 shares	**	787,472
	Analog Devices Inc.	5,300 shares	**	269,929
	Aon Plc	12,700 shares	**	1,065,403
	Apache Corp	5,600 shares	**	481,264
	Apple Inc.	1,800 shares	**	1,009,998
	Applied Materials Inc.	32,900 shares	**	582,001
	AT&T Inc.	23,700 shares	**	833,292
	Automatic Data Processing Inc.	14,600 shares	**	1,179,826
	Baxter International Inc.	5,400 shares	**	375,570
	C H Robinson Worldwide Inc.	2,800 shares	**	163,352
	Carnival Corp	20,100 shares	**	807,417
	Chevron Corp	9,000 shares	**	1,124,190
	Chubb Corp	10,500 shares	**	1,014,615
	Cigna Corporation	5,700 shares	**	498,636
	Cisco Systems Inc.	26,100 shares	**	585,945
	Coca Cola Co	9,300 shares	**	384,183
	Colgate-Palmolive Co	5,800 shares	**	378,218
	Costco Wholesale Corp	3,700 shares	**	440,337
	Covidien Plc	11,500 shares	**	783,150
	Crown Castle International Corp	20,200 shares	**	1,483,286
	Danaher Corp	25,800 shares	**	1,991,760
	Dentsply International Inc.	24,300 shares	**	1,178,064
	Eaton Corp Plc	11,600 shares	**	882,992
	Ecolab Inc.	9,700 shares	**	1,011,419
	Entergy Corp	7,700 shares	**	487,179
	EQT Corp	8,200 shares	**	736,196
	Equifax Inc.	8,800 shares	**	607,992
	Expeditors Intl of Washington Inc.	10,300 shares	**	455,775
	Exxon Mobil Corp	11,900 shares	**	1,204,280
	Family Dollar Stores Inc.	5,300 shares	**	344,341
	Fastenal Co	14,800 shares	**	703,148

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	T. Rowe Price US Dividend Growth Equity Fund (Continued)
	Common Stock (Continued)
	Fidelity National Information Services Inc.		9,100 shares	**	488,488
	Flowserve Corp		9,100 shares	**	717,353
	Fluor Corp		3,900 shares	**	313,131
	Franklin Resources Inc.		7,200 shares	**	415,656
	General Growth Properties Inc.		26,800 shares	**	537,876
	General Mills Inc.		13,500 shares	**	673,785
	Hasbro Inc.		6,900 shares	**	379,569
	Home Depot Inc.		13,900 shares	**	1,144,526
	Illinois Tool Works Inc.		9,900 shares	**	832,392
	Iron Mountain Inc.		11,200 shares	**	339,920
	Johnson & Johnson		9,600 shares	**	879,264
	Johnson Control Inc.		15,300 shares	**	784,890
	JPMorgan Chase & Co		26,300 shares	**	1,538,024
	Kellogg Co		8,000 shares	**	488,560
	Kohls Corp		12,600 shares	**	715,050
	L Brands Inc.		9,100 shares	**	562,835
	Linear Tech Corp		3,200 shares	**	145,760
	Marriott International Inc.		8,500 shares	**	419,560
	Mattel Inc.		15,100 shares	**	718,458
	McCormick And Co		5,000 shares	**	344,600
	McDonalds Corp		4,400 shares	**	426,932
	McGraw Hill Financial Inc.		5,400 shares	**	422,280
	McKesson Corp		9,700 shares	**	1,565,580
	Medtronic Inc.		4,900 shares	**	281,211
	Merck & Co Inc	.	24,800 shares	**	1,241,240
	Microchip Technology Inc.		8,100 shares	**	362,475
	Microsoft Corp		24,300 shares	**	909,549
	Mondelez Intl Inc.		13,800 shares	**	487,140
	Morgan Stanley		12,400 shares	**	388,864
	Nike Inc.		5,900 shares	**	463,976
	Norfolk Southern Corp		8,400 shares	**	779,772
*	Northern Trust Corp		10,000 shares	**	618,900
	Nucor Corp		8,200 shares	**	437,716
	Occidental Petroleum Corp		7,600 shares	**	722,760
	Omni Group Inc.		13,100 shares	**	974,247
	Pall Corp		12,000 shares	**	1,024,200
	Pepsico Inc.		17,400 shares	**	1,443,156
	Pfizer Inc.		73,700 shares	**	2,257,431
	Philip Morris International		10,800 shares	**	941,004

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	T. Rowe Price US Dividend Growth Equity Fund (Continued)
	Common Stock (Continued)
	Phillips 66		8,100 shares	**	624,753
	PNC Financial Services Group		12,400 shares	**	961,992
	Praxair Inc.		8,100 shares	**	1,053,243
	Procter & Gamble		4,700 shares	**	382,627
	Qualcomm Inc.		5,600 shares	**	415,800
	Robert Half Intl Inc.		4,300 shares	**	180,557
	Rockwell Collins Inc.		3,600 shares	**	266,112
	Roper Industries Inc.		9,600 shares	**	1,331,328
	Ross Stores Inc.		13,400 shares	**	1,004,062
	Schlumberger Ltd		11,000 shares	**	991,210
	Schwab Charles Corp		16,200 shares	**	421,200
	Sempra Energy Inc.		6,000 shares	**	538,560
	Sherwin-Williams Co		4,900 shares	**	899,150
	Sigma-Aldrich Corp		8,400 shares	**	789,684
	Spectra Energy Corp		21,600 shares	**	769,392
	Stanley Black & Decker Inc	.	2,200 shares	**	177,518
	State Street Corporation		19,400 shares	**	1,423,766
	Stryker Corp		10,100 shares	**	758,914
	Target Corp		3,100 shares	**	196,137
	TD Ameritrade Holdings Corp		24,500 shares	**	750,680
	Texas Instruments Inc.		30,600 shares	**	1,343,646
	Thermo Fisher Corp		13,400 shares	**	1,492,090
	Time Warner Cable Inc.		7,900 shares	**	1,070,450
	Time Warner Inc.		18,200 shares	**	1,268,904
	United Parcel Svc Inc.		8,000 shares	**	840,640
	United Technologies Corp		14,900 shares	**	1,695,620
	UnitedHealth Group Inc.		17,900 shares	**	1,347,870
	US Bancorp		45,500 shares	**	1,838,200
	Visa Inc.		8,400 shares	**	1,870,512
	Waddell and Reed Financial		9,800 shares	**	638,176
	Wal-Mart Stores Inc.		10,300 shares	**	810,507
	Walgreen Co		7,900 shares	**	453,776
	Walt Disney Co		11,200 shares	**	855,680
	Wells Fargo & Co		34,200 shares	**	1,552,680
	Weyerhaeuser Co		10,600 shares	**	334,642
	Williams Co Inc.		11,400 shares	**	439,698
	Willis Group Holdings		10,200 shares	**	457,062
	Xilinx Inc.		10,300 shares	**	472,976
	Zoetis Inc.		10,600 shares	**	346,514
*	Northern Trust Company Coltv Short Term Investment Fund		3,989,073 shares	**	3,989,073
	Total T. Rowe Price US Dividend Growth Equity Fund				96,077,927

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Notes Receivable from participants	Maturities ranging from 2014 to 2033 and interest rates ranging from 3.25% to 9.75%	—	15,294,598

	Total investments			$1,892,005,889

*	Party-in-interest
**	Cost information not required for participant directed investments
***	A portion of this investment is non-participant directed (see Note E)